# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lyra Therapeutics, Inc., CIK 0001327273
CUSIP: 55234L204
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 480 Arsenal Way, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 11/11/2025
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Alexander Rakitin, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, (646) 205-5345

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 138,885; sole dispositive power 0; shared dispositive power 138,885; aggregate amount beneficially owned 138,885 (7.8% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 138,885; sole dispositive power 0; shared dispositive power 138,885; aggregate amount beneficially owned 138,885 (7.8% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 124,859; sole dispositive power 0; shared dispositive power 124,859; aggregate amount beneficially owned 124,859 (7% of the class)
- Perceptive LS (A), LLC (CIK 0001797811): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,026; sole dispositive power 0; shared dispositive power 14,026; aggregate amount beneficially owned 14,026 (0.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Lyra Therapeutics, Inc.
Address of issuer's principal executive offices: 480 Arsenal Way, Watertown, Massachusetts (MA), 02472

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 1,774,882 outstanding shares of Common Stock as of November 7, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule A, no Reporting Person has effected any transaction in shares of Common Stock since the filing of Amendment No. 7 to the Schedule 13D, filed with the Securities and Exchange Commission on November 10, 2025.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (11/13/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (11/13/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (11/13/2025)
- Perceptive LS (A), LLC: Perceptive LS GP, LLC, Joseph Edelman, Member (11/13/2025)
- Perceptive LS (A), LLC: /s/ Joseph Edelman, Joseph Edelman, Member (11/13/2025)